

05038023

SECURITIES AN~~~.~~ ON
Washington, D.C. 2054.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/04_____ AND ENDING_____12/31/04_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haverford Trust Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Radnor Corporate Center, Suite 450
(No. and Street)

Radnor   Pennsylvania   19087
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul S. Rovner   610-995-8721
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2 Commerce Square, Suite 1700, 2001 Market St Philadelphia, PA 19103
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 28 2005 WASH D.C. PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____ Binney H.C. Wietlisbach _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Haverford Trust Securities, Inc. _____ , as

of _____ December 31 _____ , 20 04 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed before me
this _18th_ day of _February 2005_

_____ Signature

_____ President _____
Title

Deborah J. MacDonald
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 ~~and the~~ ~~Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Haverford Trust Securities, Inc.

(a wholly-owned subsidiary of The Haverford Trust Company)

Statement of Financial Condition

December 31, 2004

Haverford Trust Securities, Inc.
(a wholly-owned subsidiary of The Haverford Trust Company)
Index
December 31, 2004



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Stockholder of
Haverford Trust Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Haverford Trust Securities, Inc. (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 6, the Company has significant transactions with its parent. Because of this relationship, it is possible that the terms and results of the Company's transactions with its parent are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 22, 2005

Haverford Trust Securities, Inc.
(a wholly-owned subsidiary of The Haverford Trust Company)
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$1,110,929
Brokerage commissions receivable	71,285
Furniture and equipment (net of accumulated depreciation of $42,678)	230
Other assets	53,819
Total assets	**$1,236,263**

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	23,251
Due to parent		668,575
Total liabilities		691,826
Commitments		
Stockholder's Equity:		
Common stock, $1 par value - 1,000 shares authorized,		
100 shares issued and outstanding		100
Additional paid-in capital		49,900
Retained earnings		494,437
Total stockholder's equity		544,437
Total liabilities and stockholder's equity		$1,236,263

The accompanying notes are an integral part of these financial statements.

1. **Business and Organization**

   Haverford Trust Securities, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company was incorporated in 1987 and generally provides brokerage services as the introducing broker to clients of The Haverford Trust Company ("HTC"), the parent company.

   All of the outstanding stock of the Company is owned by HTC, a state-chartered trust company and commercial bank under the laws of the Commonwealth of Pennsylvania.

2. **Summary of Significant Accounting Policies**

   The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America for brokers and dealers in securities. These policies are consistently followed by the Company in the preparation of its financial statements.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Cash and Cash Equivalents. For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments with maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash equivalents in the balance sheet approximates its fair value.

   Fixed Assets. Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years.

   Income Taxes. The Company is taxed as an S-corporation for federal income tax purposes. Accordingly, the income of the Company is passed through to the owner and no provision is made in the financial statements for federal income taxes. For state income tax purposes, the Company is considered a C-corporation and is subject to state income taxes on a stand-alone basis. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws.

3. **Credit Risk Concentration**

   Brokerage commissions receivable of $71,285 are due from the Company's clearing broker.

4. **Income Taxes**

   The net deferred tax liability of $14 at December 31, 2004 is due to accelerated depreciation for income tax purposes.

5. Agreement with Clearing Broker

The Company has entered into an agreement with a broker (the "clearing broker") to execute securities transactions on behalf of its customers. The Company clears all of its securities transactions through this clearing broker, in an arrangement that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company net of fees for clearing and other services. Substantially all revenue reported by the Company for 2004 resulted from this relationship. Full payment of the $71,285 receivable at December 31, 2004 was received from the clearing broker in January 2005.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by either the Company or the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. During 2004, the Company did not incur any such expenses.

6. Related Party Transactions

The sole stockholder of HTC receives payments for business development and other services provided to the Company.

The Company reimburses HTC for its proportionate share of office space, compensation and related benefits, office supplies, and other shared corporate expenses.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. The Company had net capital of $490,388 at December 31, 2004, which was in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.41 to 1 at December 31, 2004.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.